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                                                               Exhibit (a)(1)(R)

                        Notice of Amended Tender Offer

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Meridian Insurance Group, Inc. An offer is being made solely by the Offer to Purchase, dated August 31, 2000 as supplemented and the related Letter of Transmittal, and is being made to all stockholders of Meridian Insurance Group, Inc. Meridian Insurance Group Acquisition Corporation ("MIGAC"), a wholly owned subsidiary of American Union Insurance Company ("AUIC"), is not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If MIGAC becomes aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, MIGAC will make a good faith effort to comply with such state statute. If, after such good faith effort, MIGAC cannot comply with such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                50.1% of the Outstanding Shares of Common Stock

                                      of

                        Meridian Insurance Group, Inc.

                                      at

                          $25.00 Net Per Common Share

                                      by

               Meridian Insurance Group Acquisition Corporation
                         a wholly owned subsidiary of

                       American Union Insurance Company

   Meridian Insurance Group Acquisition Corporation ("MIGAC") has increased its cash tender offer to $25 net per share and reduced the number of shares for which it is offering to purchase to 2,985,769 shares of common stock of the Meridian Insurance Group, Inc. ("Meridian"), which represents 50.1% of the outstanding shares of common stock of Meridian. The aggregate cash consideration for the 2,985,769 common shares of Meridian is approximately $74,644,225.00, exclusive of fees and expenses related to the offering. The purpose of the tender offer is for MIGAC and American Union Insurance Company ("AUIC"), the parent of MIGAC, to acquire control of Meridian. AUIC is 50% owned by Gregory M. Shepard and 50% owned by his brother, Tracy M. Shepard. The offer and withdrawal rights expire at 5:00 p.m., New York City time, on October 20, 2000 (the "Expiration Date"), unless the offer is extended by MIGAC in its sole discretion. Under the provisions of Rule 14d-11 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the bidders may not elect to provide a "subsequent offering period."

   In order for common shares to be validly tendered pursuant to the offer, the Letter of Transmittal, which is a part of the Offer to Purchase, must be received by ChaseMellon Shareholder Services, L.L.C. (the "Depositary") prior to the Expiration Date and either (i) the certificates evidencing such common shares must be received by the Depositary or common shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described in the Offer to Purchase. Generally, tenders of common shares made pursuant to the offer are irrevocable. You may withdraw common shares that you have previously tendered in the offer at any time prior to the Expiration Date if not accepted by MIGAC and, unless theretofore accepted for payment by MIGAC pursuant to the offer, you may also withdraw at any time after Monday, October 30, 2000. For a withdrawal to

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be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary. Upon the terms and subject to the conditions of the offer, MIGAC will purchase, by accepting for payment, and will pay for, all common shares which are validly tendered prior to the Expiration Date promptly after the later to occur of (a) the Expiration Date, and (b) the satisfaction or waiver of the regulatory conditions set forth in the Offer to Purchase. MIGAC will be deemed to have accepted for payment, and thereby purchased, common shares validly tendered and not properly withdrawn if, as and when MIGAC gives oral or written notice to the Depositary of such common shares for payment. If more than 2,985,769 common shares are validly tendered and not properly withdrawn prior to the Expiration Date, MIGAC, upon the terms and subject to the conditions of the offer, will accept for payment and pay for an aggregate of 2,985,769 common shares so tendered, pro rata according to the number of shares validly tendered by each shareholder and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid tenders of fractional common shares. Under no circumstances will interest on the purchase price for the shares be paid, regardless of any delay in making payment.

   MIGIC expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the merger agreement), at any time and from time to time, to extend for any reason the period of time during which the offer is open, including the occurrence of any condition specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York city time, on the next business day after the previously scheduled expiration date of the offer. During any such extension, all shares previously tendered and not withdrawn will remain subject to the offer and subject to the right of a tendering stockholder to withdraw such stockholder's shares.

   The receipt of cash for common shares pursuant to the offer will be a taxable transaction for United States income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

   Holders of common shares of Meridian may obtain promptly, at MIGAC's expense, the amended tender offer materials from the Depositary and Information Agent, ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005; Toll free (888) 451-6741.

   Information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and the supplement thereto, and is hereby incorporated by reference.

   Tender offer materials will be sent to record holders by use of stockholder list and a request has been made for such list. Tender offer materials will be mailed to record holders and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of security holders or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of such securities.

   The Offer to Purchase, the Supplement thereto and the related Letter of Transmittal contain important information which should be read carefully and in their entirety before any decision is made with respect to the offer.

            The Depository and Information Agent for the Offer is:

                    ChaseMellon Shareholder Services L.L.C.
                                44 Wall Street
                                   7th Floor
                           New York, New York 10005
                           Toll free (888) 451-6741

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